

June 3, 2013

Via E-mail
Paritosh K. Choksi
Executive Vice President and Chief Operating Officer
Atel Managing Member, LLC
600 Montgomery Street, 9th Floor
San Francisco, CA 94111

Re: Atel 16, LLC
Registration Statement on Form S-1
Filed May 29, 2013
File No. 333-188924

Dear Mr. Choksi:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Paul J. Derenthal, Esq. (*via E-mail*)
Derenthal & Dannhauser LLP